SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

Educational Video Conferencing, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

281505107
(CUSIP Number)

Michael Katz,  Esq., 2 American Lane,  Greenwich,  Connecticut  06836-2571,
Tel: (203) 862-8000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 9)

                                  SCHEDULE 13D

Page 9 of 9

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  491,449

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  491,449

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  491,449

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.99%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth Advisors, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  491,449

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  491,449

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  491,449

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.99%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  491,449

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  491,449

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  491,449

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.99%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the Common Stock (the "Common Stock") of Educational Video Conferencing, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of November 3, 2000 and amends and supplements the Schedule 13D dated September 29, 2000 filed by Paloma Strategic Fund L.P., Amaranth Advisors, L.L.C. and Nicholas
M. Maounis (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.  Identity and Background

         (a)-(c)  and (f) The names of the  persons  filing  this  statement  on
Schedule 13D (the "Reporting Persons") are:

         - Amaranth L.L.C., a Delaware limited liability company ("Amaranth LLC") and the parent of Amaranth Fund L.P. (f/k/a Paloma Strategic Fund L.P.). The managing member of Amaranth LLC is Amaranth Advisors, L.L.C., a Delaware limited liability company. Amaranth LLC holds 45,000 of the shares of Common Stock beneficially owned by it through its wholly-owned subsidiary Amaranth Securities L.L.C., a Delaware limited liability company. The remainder of the shares of Common Stock beneficially owned by Amaranth LLC are held through its subsidiary Amaranth Trading L.L.C., a Delaware limited liability company.

         - Amaranth Advisors, L.L.C., a Delaware limited liability company ("Amaranth Advisors") and the managing member of Amaranth LLC. Amaranth Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth LLC as a result of being the managing member of Amaranth Advisors. Mr. Maounis expressly disclaims equitable ownership of and pecuniary interest in any Common Stock, except for 20,000 shares of Common Stock which he beneficially owns in his individual capacity.

         Amaranth LLC, Amaranth Advisors and Maounis.

         The business address of Amaranth LLC, Amaranth Advisors and Maounis is 2 American Lane, Greenwich, Connecticut 06836-2571.

         The principal business of Amaranth Advisors is the furnishing of investment advisory services.

         Mr. Maounis' principal occupation is serving as the managing member of Amaranth Advisors.

         The principal business of Amaranth LLC is that of a private investment company engaged in the purchase and sale of securities for its own account.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and aggregate amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $11,055,246

ITEM 4.  Purpose of Transaction.

         Amaranth LLC acquired the Common Stock beneficially owned by it in the ordinary course of purchasing and selling securities for its own account. Amaranth Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock. Mr. Maounis expressly disclaims equitable ownership of and pecuniary interest in any Common Stock, except for 20,000 shares of Common Stock which he beneficially owns in his individual capacity.

         Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially own an aggregate of 65,000 shares of Common Stock held outright, 100,000 shares of Series B 7% Convertible Preferred Stock ("Series B Preferred Stock") and 555,556 Common Stock Purchase Warrants (the "Warrants"). Except for the Ownership Limitation described below, the Reporting Persons' 100,000 shares of Series B Preferred Stock would be convertible into 740,741 shares of Common Stock, and the Reporting Persons' 555,556 Warrants would be exercisable for 555,556 shares of Common Stock. However, in accordance with the terms of such securities, the amount of shares of Common Stock into which the Reporting Persons' shares of Series B Preferred Stock and Warrants are convertible or exchangeable is limited to that amount which would result in the Reporting Persons together having beneficial ownership of Common Stock not exceeding 9.99% of all of the outstanding shares of Common Stock (the "Ownership Limitation").

         Therefore,  as a result  of the  Ownership  Limitation,  the  Reporting
Persons beneficially own an aggregate of 491,449 shares of Common Stock, constituting 9.99% of all of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock in excess of the Ownership Limitation.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

       On May 10, 1999 Mr. Maounis purchased 18,200 shares of Common Stock at a price of $10.75 per share. On May 11, 1999 Mr. Maounis purchased 1,800 shares of Common Stock at a price of $10.75 per share. Each of these purchases were made over-the-counter.

       On October 1, 2000 Paloma Strategic Fund, L.P. transferred to its affiliate, Amaranth Trading L.L.C., 100,000 shares of Series B Preferred Stock and 555,556 Warrants.

         No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by the Reporting Persons during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits

                  Exhibit B - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 3, 2000

                  AMARANTH L.L.C.
                  By: Amaranth Advisors, L.L.C.,
                           as Managing Member


                           By:      /s/ Michael J. Berner
                                Michael J. Berner
                                 Vice President

                  AMARANTH ADVISORS, L.L.C.


                  By:      /s/ Michael J. Berner
                           Michael J. Berner
                           Vice President



                                      /s/ Nicholas M. Maounis
                               Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Educational Video Conferencing, Inc. dated November 3, 2000, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  November 3, 2000

                  AMARANTH L.L.C.
                  By: Amaranth Advisors, L.L.C.,
                           as Managing Member


                           By:      /s/ Michael J. Berner
                                Michael J. Berner
                                 Vice President

                  AMARANTH ADVISORS, L.L.C.


                  By:      /s/ Michael J. Berner
                           Michael J. Berner
                           Vice President



                                      /s/ Nicholas M. Maounis
                               Nicholas M. Maounis